Via Facsimile and U.S. Mail
Mail Stop 6010

June 28, 2006

Mr. Christopher B. Wood
Chairman and Chief Executive Officer
Bioenvision, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154

Re: Bioenvision, Inc.
         Form 10-KSB for Fiscal Year Ended June 30, 2005
         Filed October 13, 2005
         File No. 001-31787

Dear Mr. Wood:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief